Mail Stop 4561

July 19, 2007

VIA U.S. MAIL

Mr. Il Young Ryu
Chief Executive Officer
Gravity Co., Ltd.
Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu
Seoul 135-934 Korea

> **Re: Gravity Co., Ltd.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 000-51138**

Dear Mr. Ryu:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the year ended December 31, 2006

Item 7.B. Related Party Transactions, page 78

1. Please tell us whether or not you consider GungHo Online Entertainment, Inc. to be a related party as defined by SFAS 57. If not, please clearly define the relationships between GungHo, Asian Star Fund, Techno Groove, Co., Ltd., Asian Groove, Inc. and yourself. If so, in future filings please provide the disclosures required by SFAS 57 related to these entities and to your 2005 purchase of the online game "Emil Chronicle Online."

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief